# SEC Schedule 13G/A (Amendment No. 20) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: SEI Investments Co, CIK 0000350894
CUSIP: 784117103
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 1 FREEDOM VALLEY DRIVE, OAKS, Pennsylvania (PA), 19456-1100
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0000312348-26-000033
Filed by CIK 0000312348

## Reporting persons
- Loomis, Sayles & Co., L.P.: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 6,477,211; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 7,803,457.35 (6.5% of the class)

## Item 1. Issuer
Name of issuer: SEI Investments Co
Address of issuer's principal executive offices: 1 FREEDOM VALLEY DRIVE, OAKS, PA, 19456-1100

## Item 2. Person Filing
Name of person filing: Loomis, Sayles & Co., L.P.
Address of principal business office or, if none, residence: One Financial Center Boston, MA 02111
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 7803457.35
Percent of class: 6.5
Sole power to vote or to direct the vote: 6477211.0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Clients of Reporting Person have such a right, none of whom has such interest relating to more than 5% of any class.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired andare held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect ofchanging or influencing the control of the issuer of the securities and were not acquired and are not held in connection withor as a participant in any transaction having that purpose or effect, other than activities solely in connection with anomination under 240.14a-11.

## Signatures
- Loomis, Sayles & Co., L.P.: Mari Shimokawa, Deputy Chief Compliance Officer (11/12/2026)